Exhibit 11 – Statement re.  Computation of Per Share Earnings

Authorized number of shares	500,000,000

Par value per share	$ 0.001

Number of Shares Issued and Outstanding	40,000,000

Net loss as at March 31, 2013	$ (3,725)

Loss per share	$ 0.001